Grupo
CONTINENTAL
S.A.

82-4211

August 22, 2005.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Dear Sirs:

To maintain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (File number 82-4211), you will find the information regarding our Shareholders' Ordinary General Meeting, held on August 22, 2005:

1. Summary of the agreement approved by the ShareOwners in the ShareOwners' Meeting.

If you need further information, do not hesitate to contact with us.

Very cordially yours,

Marcos Aguilar Romo
Secretary of the Board of Directors

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer.

dw 8/24

Incls.
MAR'abr
35/GC

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577

Grupo
CONTINENTAL
S.A.

RESOLUTION PASSED AT THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON AUGUST 22, 2005.

- It was approved to pay a cash dividend of $1.00 per share to each one of the outstanding 750 million Ordinary Series I shares, issuance 2003 in circulation, from the balance resulting from previous Fiscal Years of $750'000,000.00 from the corporation's Net Fiscal Profit Account (CUFIN).

  It was also approved that the payment of the dividend will be made in a single installment, starting from August 29 2005, upon delivery of the coupon number 3 of the aforementioned shares.

Marcos Aguilar Romo
Secretary of the Board of Directors

Avenida Hidalgo 2303 ○ C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 ○ C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 ○ Fax: (833) 241-2577